Management's Discussion and Analysis
This Management's Discussion and Analysis (MD&A) dated July 20, 2021, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2021 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2020 audited Annual Consolidated Financial Statements and Notes thereto, and the 2020 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2020 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2020 Annual MD&A.

Second quarter 2021 compared to second quarter 2020
•CN demonstrated continued recovery and solid operating performance as the economy rebounded.
•Revenues of $3,598 million, an increase of $389 million or 12%, despite the negative translation impact of a stronger Canadian dollar with total Revenue ton miles (RTMs) up 13% and total carloads up 14%, led by record second quarter intermodal revenues and carloads.
•Operating expenses decreased by $208 million, or 9%, to $2,216 million, mainly driven by the $486 million loss on assets held for sale recorded in the second quarter of 2020.
•Operating income was $1,382 million, an increase of $597 million or 76%, and adjusted operating income increased by $111 million, or 9%. (1)
•Operating ratio was 61.6%, an improvement of 13.9-points, or an increase of 1.2-points on an adjusted basis. (1)
•Net income increased by $489 million, or 90%, to $1,034 million and diluted earnings per share (EPS) increased by 90% to $1.46.
•Adjusted net income increased by $150 million, or 17%, to $1,058 million and adjusted diluted EPS increased by 16% to $1.49. (1)
•Foreign exchange negatively impacted EPS by $0.11. (2)
•Fuel efficiency improved by 2% to 0.86 US gallons of locomotive fuel consumed per 1,000 gross ton miles.
•CN achieved 14 consecutive months, ending in April, of record grain movements, moving 29.5 million metric tonnes of Canadian grain so far during the 2020-2021 crop year.
•CN paid a quarterly dividend of $0.615 per share, representing an increase of 7%, amounting to $436 million.

(1)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

COVID-19 pandemic
The COVID-19 pandemic necessitated governments, institutions and communities to take extraordinary actions, resulting in a partial economic shutdown and severe contraction in the global economy through 2020 and part of 2021. By December 2020, vaccines began to be approved for use in North America and around the world, with vaccination programs accelerating in the first half of 2021 in many countries. The majority of the North American population is now partially vaccinated, and the North American economy has continued to gain strength as many jurisdictions increasingly ease restrictive public health measures. While vaccinations have steadily increased, a new variant of the virus has led to the re-imposition of some restrictive measures in parts of the world.
As CN is part of an integrated global supply chain, the impact of the COVID-19 pandemic on aspects of the supply chain, including ocean carriers, ports, terminals, trucking firms, and other railroads, has had a consequential impact on the Company’s operations. The pandemic has led to supply chain challenges, including the global chip shortage which continues to impact the automotive industry.
While some effects of the COVID-19 pandemic continue to be seen across some commodities, most commodities exceeded the levels of the 2020 second quarter trough. In the second quarter of 2021, a diverse range of commodities returned to, or exceeded, 2019 second quarter pre-pandemic levels including fertilizers, iron ore, intermodal, coal, lumber and panels, and natural gas liquids.

30 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
The long-term implications of the COVID-19 pandemic, including the extent of the impact on the business, financial position, results of operations and liquidity, remain unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic as well as additional actions taken by governmental authorities and other parties in response to the pandemic.

Assets held for sale
In the second quarter of 2020, the Company committed to a plan and began to actively market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario ("non-core lines") representing approximately 850 miles and had met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their then estimated net selling price. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 10 - Other current assets to the Company's unaudited Interim Consolidated Financial Statements.
On March 30, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the Surface Transportation Board (STB). The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets.
As at June 30, 2021, the criteria for the classification of assets held for sale continued to be met, and there was no change to the carrying amount of assets held for sale.

Acquisitions
Massena rail line
On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line in New York from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. On February 25, 2021, the STB denied the parties’ petitions for reconsideration. On April 23, 2021, the Company appealed the STB's condition in its April 6, 2020 and February 25, 2021 decisions. The case is pending in the United States Court of Appeals for the Seventh Circuit.

Pending Kansas City Southern acquisition
On May 21, 2021, the Company and Kansas City Southern (“KCS”) entered into a definitive merger agreement (the “Merger Agreement”) that provides for the acquisition of KCS by CN (the "Acquisition").
The Acquisition is subject to the satisfaction of closing conditions, approval by KCS stockholders and regulatory approvals, including two separate approvals from the Surface Transportation Board (“STB”) as well as approvals from the Federal Economic Competition Commission ("COFECE") and the Federal Telecommunications Institute ("IFT") in Mexico. If the STB provides approval of CN's use of a voting trust and certain other approvals are obtained and conditions met, CN is expected to close the first phase of the Acquisition. At that time, the KCS stockholders will receive the merger consideration and Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, will deposit the shares of KCS into the voting trust. This first phase is expected to be completed in the second half of 2021.The second phase is when CN obtains control of KCS. CN would not acquire control of KCS until the second and final STB approval and the receipt of certain other regulatory approvals, which is expected sometime in the second half of 2022.
Once the KCS shares are deposited into the voting trust, CN expects to account for this investment using the equity method of accounting. If ultimate STB approval is obtained, the voting trust will be terminated and CN will acquire control of KCS and the investment will be accounted for as a business combination.
Under the terms of the merger agreement, which were unanimously approved by the Board of Directors of each company, holders of KCS common stock will receive US$200 in cash and 1.129 CN common shares for each share of KCS common stock, and holders of KCS preferred stock will receive US$37.50 in cash for each share of KCS preferred stock. The consideration contemplated by the merger agreement, reflective of CN’s May 13, 2021 offer, implied a total transaction value of US$33.6 billion, including the assumption of approximately US$3.8 billion of KCS debt. The actual value of the transaction will fluctuate based upon changes in the price of the Company's common shares and the number of shares of KCS common stock, preferred stock and equity awards units outstanding on the closing date. In addition, pursuant to the Merger Agreement, Holdco advanced US$700 million ($845 million) to KCS in connection with KCS’s payment of the termination fee ("break fee") to Canadian Pacific Railway Limited ("CP") under the merger agreement with CP that was terminated on May 21, 2021. This advance has been recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets.

CN | 2021 Quarterly Review – Second Quarter 31

Management's Discussion and Analysis
On April 20, 2021, CN filed a notice of intent to file a major merger application to acquire KCS with the STB. On April 26, 2021, CN filed a motion to approve a proposed voting trust agreement with the STB. On May 17, 2021, the STB concluded that its current merger rules apply to the pending CN-KCS combination. The STB also denied without prejudice, CN’s motion to approve a proposed voting trust as incomplete. On May 21, 2021, KCS joined CN’s notice of intent to file an application. On May 26, 2021, CN and KCS filed a joint motion for approval of voting trust agreement with the STB. On June 8, 2021, the STB set a schedule for comments and response with respect to CN’s proposed use of a voting trust. The STB's public comment period with respect to CN's voting trust application ended on June 28, 2021 and CN and KCS submitted a joint reply to the public comments on July 6, 2021. The record closed on July 6, 2021.
Upon acquisition of control if the STB grants ultimate approval, CN and KCS will begin the integration process to realize the significant benefits of the combination for their stakeholders. Mr. Jean-Jacques Ruest will serve as the Chief Executive Officer of the combined company. Montreal, Quebec will be the global headquarters of the combined company, and Kansas City, Missouri will be designated as the U.S. headquarters. The Mexico headquarters will remain in Mexico City and Monterrey.
The Merger Agreement includes termination fees for both the Company and KCS. Under the Merger Agreement, KCS will be required to make a payment to CN equal to US$700 million if the Merger Agreement is terminated in certain circumstances, including if the KCS board of directors has changed its recommendation in favor of the transaction or KCS has terminated the Merger Agreement in order to enter into an agreement providing for a superior proposal. In addition, if the Merger Agreement is terminated in certain circumstances, KCS will be required to refund US$700 million to Holdco in connection with the amount that was paid to KCS by Holdco in the context of the termination of KCS's prior agreement with CP. The Company will be required to pay a termination fee to KCS equal to US$1 billion if the Merger Agreement is terminated in the following circumstances: (i) if the Acquisition has not been consummated by February 21, 2022 because approval of the voting trust transaction by the STB has not been received by such date or because there is an injunction or similar order prohibiting the Acquisition or the voting trust transaction arising under railroad industry laws or under Section 721 of the United States Defense Production Act of 1950 ("Section 721") or (ii) a final and non-appealable order is made permanently enjoining or prohibiting the merger under Section 721 or railroad industry laws.

There can be no assurance that the foregoing transaction between CN and KCS will be completed on the terms proposed or at all.

2021 Business outlook and assumptions
For 2021, the Company continues to expect growth across a range of commodities, particularly in intermodal traffic, coal exports, iron ore exports, lumber and panels, potash, natural gas liquids, frac sand, metals and minerals compared to 2020. The Company continues to expect lower volumes of Canadian grain for 2021 compared to 2020 record volumes.
Underpinning the 2021 business outlook, the Company assumes that North American industrial production will increase in the high single-digit range. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.
The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2021 Business outlook and assumptions.

32 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Forward-looking statements	Key assumptions

Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth
•Long-term growth opportunities being less affected by current economic conditions
•The COVID-19 pandemic gradually diminishing in intensity in the second half of 2021 following increased vaccination
•No material increase in disruption of CN’s operations or of the economy’s supply chains as a result of the COVID-19 pandemic in the shorter term

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2020 Annual MD&A for a description of major risk factors relating to CN.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN | 2021 Quarterly Review – Second Quarter 33

Management's Discussion and Analysis
Financial highlights

The following table lists key measures of the Company's financial performance for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30			Six months ended June 30
In millions, except percentage and per share data	2021	2020	% Change Fav (Unfav)	2021	2020	% Change Fav (Unfav)
Revenues	$3,598	$3,209	12%	$7,133	$6,754	6%
Operating income	$1,382	$785	76%	$2,709	$2,000	35%
Adjusted operating income (1)	$1,382	$1,271	9%	$2,572	$2,486	3%
Net income	$1,034	$545	90%	$2,008	$1,556	29%
Adjusted net income (1)	$1,058	$908	17%	$1,930	$1,778	9%
Basic earnings per share	$1.46	$0.77	90%	$2.83	$2.19	29%
Adjusted basic earnings per share (1)	$1.49	$1.28	16%	$2.72	$2.50	9%
Diluted earnings per share	$1.46	$0.77	90%	$2.82	$2.18	29%
Adjusted diluted earnings per share (1)	$1.49	$1.28	16%	$2.71	$2.49	9%
Dividends declared per share	$0.615	$0.575	7%	$1.230	$1.150	7%
Total assets	$46,256	$45,199	2%	$46,256	$45,199	2%
Total long-term liabilities	$22,168	$23,069	4%	$22,168	$23,069	4%
Operating ratio (2)	61.6%	75.5%	13.9-pts	62.0%	70.4%	8.4-pts
Adjusted operating ratio (1)	61.6%	60.4%	(1.2-pts)	63.9%	63.2%	(0.7-pts)
Free cash flow (3)	$741	$1,008	(26%)	$1,280	$1,581	(19%)
(1)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)Operating ratio is defined as operating expenses as a percentage of revenues.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

Financial results

Second quarter and first half of 2021 compared to corresponding period in 2020
Revenues for the second quarter of 2021 were $3,598 million compared to $3,209 million in the same period in 2020, an increase of $389 million, or 12%. Revenues for the first half of 2021 were $7,133 million compared to $6,754 million in the same period in 2020, an increase of $379 million, or 6%. The increase in the second quarter was mainly due to higher volumes across most commodity groups due to the continued economic recovery and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower export volumes of Canadian grain. The increase in the first half of the year was mainly due to record intermodal revenues and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower first quarter volumes of petroleum crude.
Operating expenses for the second quarter of 2021 were $2,216 million compared to $2,424 million for the same period in 2020, a decrease of $208 million, or 9%. Operating expenses for the first half of 2021 were $4,424 million compared to $4,754 million for the same period in 2020, a decrease of $330 million, or 7%. The decreases were mainly driven by the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs and higher incentive compensation. In addition, the decrease in the first half of 2021 was also due to the $137 million recovery of the loss on assets held for sale recorded in the first quarter of 2021.
Operating income for the quarter ended June 30, 2021 increased by $597 million, or 76%, to $1,382 million when compared to the same period in 2020. Operating income for the six months ended June 30, 2021 increased by $709 million, or 35%, to $2,709 million when compared to the same period in 2020.
The operating ratio, defined as operating expenses as a percentage of revenues, was 61.6% in the second quarter of 2021, compared to 75.5% in the second quarter of 2020, a 13.9-point improvement. The six-month operating ratio was 62.0% in 2021 compared to 70.4% in 2020, an 8.4-point improvement.
Net income for the second quarter of 2021 was $1,034 million, an increase of $489 million, or 90%, and diluted earnings per share increased by 90% to $1.46, when compared to the same period in 2020. Net income for the six months ended June 30, 2021 was $2,008 million, an increase of $452 million, or 29%, and diluted earnings per share increased by 29% to $2.82, when compared to the same period in 2020.

34 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations, for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30			Six months ended June 30
	2021	2020	% Change Fav (Unfav)	2021	2020	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	116,735	102,386	14%	237,515	216,365	10%
Train weight (tons) (2)	9,840	9,922	(1%)	9,623	9,491	1%
Train length (feet) (3)	8,749	8,886	(2%)	8,536	8,389	2%
Through network train speed (miles per hour) (4)	19.5	19.9	(2%)	18.8	18.9	(1%)
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.86	0.88	2%	0.89	0.92	3%
Through dwell (entire railroad, hours) (6)	7.7	8.4	8%	8.0	8.4	5%
Car velocity (car miles per day) (7)	205	197	4%	195	186	5%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation. The methodology for calculating car velocity was updated in Q1 2021 to reflect more complete information. The prior year figures have been adjusted to conform to the current methodology.

In 2020, CN took exceptional measures and made changes to its operating plan (i.e. building longer and heavier trains) due to the sharp retreat in volumes and the unknown duration and effects of the pandemic. As the economy rebounded from the COVID-19 pandemic, CN reverted to its standard operating plan, which focuses on car velocity and through dwell.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

CN | 2021 Quarterly Review – Second Quarter 35

Management's Discussion and Analysis
Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2021, the Company's adjusted net income was $1,058 million, or $1.49 per diluted share, and $1,930 million, or $2.71 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2021 exclude $32 million, or $24 million after-tax ($0.03 per diluted share), resulting from the amortization of bridge financing fees associated with the pending acquisition of KCS, recorded in Interest expense within the Consolidated Statements of Income. The adjusted figures for the six months ended June 30, 2021 also exclude $137 million, or $102 million after-tax ($0.14 per diluted share), resulting from the recovery of the loss on assets held for sale recorded in the second quarter of 2020, to reflect an agreement for the sale of certain non-core rail lines to a short line operator.
For the three and six months ended June 30, 2020, the Company's adjusted net income was $908 million, or $1.28 per diluted share, and $1,778 million, or $2.49 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2020 exclude a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario. The adjusted figures for the six months ended June 30, 2020 also exclude a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.
The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2021	2020	2021	2020
Net income	$1,034	$545	$2,008	$1,556
Adjustments:
Amortization of bridge financing fees	32	—	32	—
Loss (recovery) on assets held for sale	—	486	(137)	486
Income tax expense (recovery) (1)	(8)	(123)	27	(264)
Adjusted net income	$1,058	$908	$1,930	$1,778
Basic earnings per share	$1.46	$0.77	$2.83	$2.19
Impact of adjustments, per share	0.03	0.51	(0.11)	0.31
Adjusted basic earnings per share	$1.49	$1.28	$2.72	$2.50
Diluted earnings per share	$1.46	$0.77	$2.82	$2.18
Impact of adjustments, per share	0.03	0.51	(0.11)	0.31
Adjusted diluted earnings per share	$1.49	$1.28	$2.71	$2.49
(1)Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

36 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the three and six months ended June 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30			Six months ended June 30
In millions, except percentage	2021	2020		2021		2020
Operating income	$1,382	$785			$2,709	$2,000
Adjustment: Loss (recovery) on assets held for sale	—	486		(137)		486
Adjusted operating income	$1,382	$1,271			$2,572	$2,486
Operating ratio	61.6%	75.5%		62.0%		70.4%
Impact of adjustment	—	(15.1)	-pts	1.9	-pts	(7.2)-pts
Adjusted operating ratio	61.6%	60.4%		63.9%		63.2%

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.23 and $1.25 per US$1.00 for the three and six months ended June 30, 2021, respectively, and $1.39 and $1.37 per US$1.00 for the three and six months ended June 30, 2020, respectively.
On a constant currency basis, the Company's net income for the three and six months ended June 30, 2021 would have been higher by $77 million ($0.11 per diluted share) and $110 million ($0.15 per diluted share), respectively.

Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Freight revenues	$3,452	$3,038	14%	22%	$6,875	$6,462	6%	12%
Other revenues	146	171	(15%)	(7%)	258	292	(12%)	(6%)
Total revenues	$3,598	$3,209	12%	20%	$7,133	$6,754	6%	11%
Freight revenues
Petroleum and chemicals	$685	$585	17%	28%	$1,346	$1,376	(2%)	4%
Metals and minerals	377	308	22%	34%	745	713	4%	12%
Forest products	451	413	9%	20%	880	846	4%	11%
Coal	158	140	13%	19%	284	283	—%	4%
Grain and fertilizers	609	649	(6%)	—%	1,322	1,259	5%	9%
Intermodal	1,037	874	19%	23%	2,005	1,723	16%	20%
Automotive	135	69	96%	114%	293	262	12%	20%
Total freight revenues	$3,452	$3,038	14%	22%	$6,875	$6,462	6%	12%
Revenue ton miles (RTMs) (millions)	59,246	52,517	13%	13%	120,700	110,887	9%	9%
Freight revenue/RTM (cents)	5.83	5.78	1%	8%	5.70	5.83	(2%)	3%
Carloads (thousands)	1,469	1,294	14%	14%	2,900	2,629	10%	10%
Freight revenue/carload ($)	2,350	2,348	—%	7%	2,371	2,458	(4%)	1%

CN | 2021 Quarterly Review – Second Quarter 37

Management's Discussion and Analysis
Revenues for the quarter ended June 30, 2021 were $3,598 million compared to $3,209 million in the same period in 2020, an increase of $389 million, or 12%. Revenues for the first half of 2021 were $7,133 million compared to $6,754 million in the same period in 2020, an increase of $379 million, or 6%. The increase in the second quarter was mainly due to higher volumes across most commodity groups due to the continued economic recovery and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower export volumes of Canadian grain. The increase in the first half of the year was mainly due to record intermodal revenues and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower first quarter volumes of petroleum crude.
Fuel surcharge revenues increased by $70 million in the second quarter mainly as a result of higher applicable fuel surcharge rates. Fuel surcharge revenues decreased by $1 million in the first half of 2021 when compared to the same period in 2020.
RTMs, measuring the relative weight and distance of freight transported by the Company, increased by 13% in the second quarter and 9% in the first half of 2021 when compared to the same periods in 2020. Freight revenue per RTM increased by 1% in the second quarter and decreased by 2% in the first half of 2021 when compared to the same periods in 2020. The increase in the second quarter was mainly driven by freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar. The decrease in the first half was mainly driven by the negative translation impact of a stronger Canadian dollar and an increase in the average length of haul; partly offset by freight rate increases.

Petroleum and chemicals

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$685	$585	17%	28%	$1,346	$1,376	(2%)	4%
RTMs (millions)	10,054	8,832	14%	14%	20,786	22,520	(8%)	(8%)
Revenue/RTM (cents)	6.81	6.62	3%	12%	6.48	6.11	6%	13%
Carloads (thousands)	143	131	9%	9%	293	304	(4%)	(4%)

Revenues for this commodity group increased by $100 million, or 17%, in the second quarter and decreased by $30 million, or 2%, in the first half of 2021 when compared to the same periods in 2020. The increase in the second quarter was mainly due to liquidated damages relating to volume commitments under customer contracts, as well as higher volumes of natural gas liquids and petroleum crude; partly offset by the negative translation impact of a stronger Canadian dollar. The decrease in the first half was mainly due to lower first quarter volumes of petroleum crude, refined petroleum products and chemicals and plastic products and the negative translation impact of a stronger Canadian dollar; partly offset by liquidated damages relating to volume commitments under customer contracts, as well as higher volumes of natural gas liquids.
Revenue per RTM increased by 3% in the second quarter and 6% in the first half of 2021 when compared to the same periods in 2020. The increase in the second quarter was mainly due to liquidated damages relating to volume commitments under customer contracts; partly offset by the negative translation impact of a stronger Canadian dollar and an increase in the average length of haul. The increase in the first half was mainly due to liquidated damages relating to volume commitments under customer contracts and a decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar.

Metals and minerals

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$377	$308	22%	34%	$745	$713	4%	12%
RTMs (millions)	6,652	3,881	71%	71%	12,945	10,357	25%	25%
Revenue/RTM (cents)	5.67	7.94	(29%)	(22%)	5.76	6.88	(16%)	(10%)
Carloads (thousands)	241	217	11%	11%	464	458	1%	1%

Revenues for this commodity group increased by $69 million, or 22%, in the second quarter and $32 million, or 4%, in the first half of 2021 when compared to the same periods in 2020, mainly due to higher volumes of frac sand in the second quarter, increased export volumes of iron ore via the Gulf Coast, higher shipments of semi-finished steel products, and increased volumes of industrial and raw materials; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of construction materials and pipe and tubing.

38 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
Revenue per RTM decreased by 29% in the second quarter and 16% in the first half of 2021 when compared to the same periods in 2020, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar.

Forest products

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$451	$413	9%	20%	$880	$846	4%	11%
RTMs (millions)	6,957	6,029	15%	15%	13,627	12,351	10%	10%
Revenue/RTM (cents)	6.48	6.85	(5%)	4%	6.46	6.85	(6%)	1%
Carloads (thousands)	90	83	8%	8%	176	171	3%	3%

Revenues for this commodity group increased by $38 million, or 9%, in the second quarter and $34 million, or 4%, in the first half of 2021 when compared to the same periods in 2020, mainly due to increased volumes of lumber and panels and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of wood pulp and paper.
Revenue per RTM decreased by 5% in the second quarter and 6% in the first half of 2021 when compared to the same periods in 2020, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases.

Coal

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$158	$140	13%	19%	$284	$283	—%	4%
RTMs (millions)	4,648	4,242	10%	10%	8,674	8,320	4%	4%
Revenue/RTM (cents)	3.40	3.30	3%	8%	3.27	3.40	(4%)	—%
Carloads (thousands)	100	71	41%	41%	169	148	14%	14%

Revenues for this commodity group increased by $18 million, or 13%, in the second quarter and remained flat in the first half of 2021 when compared to the same periods in 2020, mainly due to increased exports of U.S. thermal coal via the Gulf Coast, as well as increased thermal coal shipments to U.S. domestic utilities in the second quarter; partly offset by lower Canadian export volumes of metallurgical and thermal coal via west coast ports and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 3% in the second quarter and decreased by 4% in the first half of 2021 when compared to the same periods in 2020. The increase in the second quarter was mainly due to a significant decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar. The decrease in the first half was mainly due to the negative translation impact of a stronger Canadian dollar; partly offset by a significant decrease in the average length of haul.

Grain and fertilizers

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$609	$649	(6%)	—%	$1,322	$1,259	5%	9%
RTMs (millions)	14,922	15,062	(1%)	(1%)	32,763	29,261	12%	12%
Revenue/RTM (cents)	4.08	4.31	(5%)	—%	4.04	4.30	(6%)	(2%)
Carloads (thousands)	162	162	—%	—%	338	312	8%	8%

Revenues for this commodity group decreased by $40 million, or 6%, in the second quarter and increased by $63 million, or 5%, in the first half of 2021 when compared to the same periods in 2020. The decrease in the second quarter was mainly due to lower export volumes of Canadian grain and the negative translation impact of a stronger Canadian dollar; partly offset by higher potash volumes and higher export volumes of

CN | 2021 Quarterly Review – Second Quarter 39

Management's Discussion and Analysis
U.S. grain via the Gulf Coast. The increase in the first half was mainly due to higher potash volumes and increased export volumes of U.S. grain via the Gulf Coast; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 5% in the second quarter and 6% in the first half of 2021 when compared to the same periods in 2020, mainly due to the negative translation impact of a stronger Canadian dollar.

Intermodal

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$1,037	$874	19%	23%	$2,005	$1,723	16%	20%
RTMs (millions)	15,409	14,157	9%	9%	30,642	26,919	14%	14%
Revenue/RTM (cents)	6.73	6.17	9%	13%	6.54	6.40	2%	5%
Carloads (thousands)	691	609	13%	13%	1,367	1,157	18%	18%

Revenues for this commodity group increased by $163 million, or 19%, in the second quarter and $282 million, or 16%, in the first half of 2021 when compared to the same periods in 2020, mainly due to record international container traffic via the ports of Vancouver and Halifax, increased domestic intermodal volumes, more revenue generating moves of empty customer-owned containers and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower international container traffic volumes via the ports of Prince Rupert and Montreal.
Revenue per RTM increased by 9% in the second quarter and 2% in the first half of 2021 when compared to the same periods in 2020, mainly due to freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and an increase in the average length of haul.
Automotive

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$135	$69	96%	114%	$293	$262	12%	20%
RTMs (millions)	604	314	92%	92%	1,263	1,159	9%	9%
Revenue/RTM (cents)	22.35	21.97	2%	12%	23.20	22.61	3%	10%
Carloads (thousands)	42	21	100%	100%	93	79	18%	18%

Revenues for this commodity group increased by $66 million, or 96%, in the second quarter and $31 million, or 12%, in the first half of 2021 when compared to the same periods in 2020, mainly due to higher second quarter volumes of domestic finished vehicles related to the temporary shutdown of assembly plants and production facilities between April and June 2020 due to the COVID-19 pandemic; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 2% in the second quarter and 3% in the first half of 2021 when compared to the same periods in 2020, mainly due to a decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar.

Other revenues

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$146	$171	(15%)	(7%)	$258	$292	(12%)	(6%)

Other revenues decreased by $25 million, or 15%, in the second quarter and $34 million, or 12%, in the first half of 2021 when compared to the same periods in 2020, mainly due to lower revenues from vessels and the negative translation impact of a stronger Canadian dollar.

40 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
Operating expenses

Operating expenses for the second quarter of 2021 were $2,216 million compared to $2,424 million in the same period of 2020. Operating expenses for the first half of 2021 were $4,424 million compared to $4,754 million in the same period of 2020. The decreases of $208 million, or 9%, in the second quarter and $330 million, or 7%, in the first half of 2021 were mainly driven by the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs and higher incentive compensation. In addition, the decrease in the first half of 2021 was also due to the $137 million recovery of the loss on assets held for sale recorded in the first quarter of 2021.
The following table provides the components of total operating expenses for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30				Six months ended June 30
In millions	2021	2020	% Change	% Change at constant currency	2021	2020	% Change	% Change at constant currency
Labor and fringe benefits	$692	$563	(23%)	(28%)	$1,477	$1,306	(13%)	(17%)
Purchased services and material	527	518	(2%)	(7%)	1,076	1,096	2%	(2%)
Fuel	380	227	(67%)	(86%)	744	587	(27%)	(38%)
Depreciation and amortization	406	404	—%	(5%)	810	796	(2%)	(6%)
Equipment rents	83	107	22%	14%	172	212	19%	12%
Casualty and other	128	119	(8%)	(18%)	282	271	(4%)	(11%)
Loss (recovery) on assets held for sale	—	486	N/A	N/A	(137)	486	128%	131%
Total operating expenses	$2,216	$2,424	9%	3%	$4,424	$4,754	7%	3%

Labor and fringe benefits
Labor and fringe benefits expense increased by $129 million, or 23%, in the second quarter and $171 million, or 13%, in the first half of 2021 when compared to the same periods in 2020. The increases in both periods were primarily driven by higher incentive compensation, higher average headcount and general wage increases; partly offset by the positive translation impact of a stronger Canadian dollar.

Purchased services and material
Purchased services and material expense increased by $9 million, or 2%, in the second quarter and decreased by $20 million, or 2%, in the first half of 2021 when compared to the same periods in 2020. The increase in the second quarter was mainly due to higher costs for services purchased from outside contractors as well as higher repairs, maintenance and materials costs; partly offset by the positive translation impact of a stronger Canadian dollar. The decrease in the first half was mainly due to the positive translation impact of a stronger Canadian dollar and lower accident costs; partly offset by higher costs for services purchased from outside contractors.

Fuel
Fuel expense increased by $153 million, or 67%, in the second quarter and $157 million, or 27%, in the first half of 2021 when compared to the same periods in 2020. The increases in both periods were mainly due to higher fuel prices and volumes; partly offset by the positive translation impact of a stronger Canadian dollar and fuel efficiency gains.

Depreciation and amortization
Depreciation and amortization expense remained flat in the second quarter and increased by $14 million, or 2%, in the first half of 2021 when compared to the same periods in 2020. The increase in the first half was mainly due to a higher depreciable asset base; partly offset by the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense decreased by $24 million, or 22%, in the second quarter and $40 million, or 19%, in the first half of 2021 when compared to the same periods in 2020. The decreases in both periods were mainly due to the positive translation impact of a stronger Canadian dollar as well as lower leased rail car costs. In addition, the decrease in the first half was also due to higher locomotive horsepower-hour income.

CN | 2021 Quarterly Review – Second Quarter 41

Management's Discussion and Analysis
Casualty and other
Casualty and other expense increased by $9 million, or 8%, in the second quarter and $11 million, or 4%, in the first half of 2021 when compared to the same periods in 2020. The increase in the second quarter was mainly due to an increase in insurance premiums; partly offset by the positive translation impact of a stronger Canadian dollar. The increase in the first half was mainly due to higher legal provisions and an increase in insurance premiums; partly offset by lower incident costs and the positive translation impact of a stronger Canadian dollar.

Loss (recovery) on assets held for sale
In the first quarter of 2021, the Company recovered $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 5 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for further information.

Other income and expenses

Interest expense
Interest expense was $158 million and $288 million for the three and six months ended June 30, 2021, respectively, compared to $144 million and $283 million, respectively, for the same periods in 2020. The increases in both periods were mainly due to the amortization of bridge financing fees; partly offset by a positive translation impact of a stronger Canadian dollar and a lower average level of debt.

Other components of net periodic benefit income
Other components of net periodic benefit income were $96 million and $192 million for the three and six months ended June 30, 2021, respectively, compared to $80 million and $158 million, respectively, for the same periods in 2020. The increases in both periods were due to lower interest cost; partly offset by higher amortization of net actuarial loss and lower expected return on assets. These effects primarily resulted from changes to discount rates as well as a decrease to the Company’s expected long-term rate of return assumption in 2021.

Other income (loss)
For the three and six months ended June 30, 2021, the Company recorded other income of $51 million and $49 million, respectively, compared to other loss of $4 million and other income of $7 million, respectively, for the same periods in 2020. The increases in both periods were mainly due to a mark-to-market gain related to an equity investment in autonomous driving technology.

Income tax expense
Income tax expense was $337 million and $654 million for the three and six months ended June 30, 2021, respectively, compared to $172 million and $326 million, respectively, for the same periods in 2020. Income tax expense for the six months ended June 30, 2020 included a current income tax recovery of $141 million in the first quarter resulting from the enactment of the CARES Act.
On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.
The effective tax rates for the three and six months ended June 30, 2021 were 24.6%, compared to 24.0% and 17.3%, respectively, for the same periods in 2020. Excluding the aforementioned current income tax recovery, the effective tax rate for the six months ended June 30, 2020 was 24.8%. The increase in the effective tax rate for the three months ended June 30, 2021 when compared to 2020 was mainly attributable to the $486 million loss on assets held for sale recorded in the second quarter of 2020.

42 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
Summary of quarterly financial data

	2021		2020				2019
	Quarters		Quarters				Quarters
In millions, except per share data	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	$3,598	$3,535	$3,656	$3,409	$3,209	$3,545	$3,584	$3,830
Operating income (1)	$1,382	$1,327	$1,411	$1,366	$785	$1,215	$1,218	$1,613
Net income (1)	$1,034	$974	$1,021	$985	$545	$1,011	$873	$1,195
Basic earnings per share (1)	$1.46	$1.37	$1.44	$1.39	$0.77	$1.42	$1.22	$1.66
Diluted earnings per share (1)	$1.46	$1.37	$1.43	$1.38	$0.77	$1.42	$1.22	$1.66
Dividends per share	$0.6150	$0.6150	$0.5750	$0.5750	$0.5750	$0.5750	$0.5375	$0.5375
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures as well as the Company's 2020 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, competitive forces in the transportation marketplace and the effects of the COVID-19 pandemic beginning in the second quarter of 2020 (see the section entitled Business risks of the Company's 2020 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2020 Annual MD&A. There were no significant changes during the first half of 2021, except as noted below.
As at June 30, 2021 and December 31, 2020, the Company had Cash and cash equivalents of $569 million and $569 million, respectively; Restricted cash and cash equivalents of $525 million and $531 million, respectively; and a working capital deficit of $264 million and $172 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

Available financing sources
Shelf prospectus and registration statement
Under its current shelf prospectus with Canadian securities regulators and registration statement with the United States Securities and Exchange Commission (SEC), the Company may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date, February 11, 2020.
As at June 30, 2021, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.
The Company intends to file a new shelf prospectus and registration statement for the issuance of debt securities to finance part of the KCS acquisition.

Revolving credit facility
On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. The credit facility provides for borrowings at various benchmark interest rates, such as the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's credit ratings and sustainability targets.
As at June 30, 2021 and December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the six months ended June 30, 2021.

CN | 2021 Quarterly Review – Second Quarter 43

Management's Discussion and Analysis
Credit facilities
On May 21, 2021, in connection with the pending acquisition of KCS, the Company obtained commitments for a US$19.3 billion 364-day senior unsecured bridge loan facility. On June 22, 2021, CN entered into a term loan credit agreement which provides for a US$5 billion delayed draw term loan consisting of a US$2 billion tranche maturing three years after funding and a US$3 billion tranche maturing five years after funding. In connection with CN's entry into the term loan credit agreement, the commitments under the bridge loan facility were reduced by an amount equal to the US$5 billion of commitments under the term loan credit agreement. The remaining US$14.3 billion of commitments under the bridge loan facility was syndicated to a number of financial institutions and is subject to customary limited funding conditions. Borrowings under both facilities will bear interest, at various benchmark interest rates, such as LIBOR, plus applicable margins based on CN's credit ratings.
As at June 30, 2021, the Company had no outstanding borrowings under these credit facilities and there were no draws during the three months ended June 30, 2021.

Equipment loans
The Company had a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million through March 31, 2021. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
As at June 30, 2021, the Company had outstanding borrowings of US$587 million ($728 million) and had no amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million) and had US$310 million available under this non-revolving term loan facility.

Commercial paper
The Company’s commercial paper programs are backstopped by the Company’s revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued is $2 billion, or the US dollar equivalent, on a combined basis.
As at June 30, 2021 and December 31, 2020, the Company had total commercial paper borrowings of US$790 million ($979 million) and US$44 million ($56 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2023, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
As at June 30, 2021, and December 31, 2020, the Company had no borrowings under the accounts receivable securitization program and there were no activities for the six months ended June 30, 2021.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024.
As at June 30, 2021, the Company had outstanding letters of credit of $419 million ($421 million as at December 31, 2020) under the committed facilities from a total available amount of $488 million ($492 million as at December 31, 2020) and $165 million ($165 million as at December 31, 2020) under the uncommitted facilities.
As at June 30, 2021, included in Restricted cash and cash equivalents were $418 million ($424 million as at December 31, 2020) and $100 million ($100 million as at December 31, 2020) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2020 Annual MD&A as well as Note 9 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

44 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2020 Annual MD&A.
Subsequent to the Company's announcement regarding the proposal to combine with KCS on April 20, 2021, ratings agencies took the following actions:
•DBRS Morningstar placed CN's ratings under review with negative implications.
•Moody's Investor Service placed CN's ratings under review for downgrade.
•Standard & Poor's placed CN's ratings on CreditWatch negative.
These actions reflected expectations of increases in CN's debt to support the pending acquisition of KCS. The Company does not expect the actions by the ratings agencies to have a significant impact on its liquidity.

Cash flows
The following table provides the cash flows for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30			Six months ended June 30
In millions	2021	2020	Variance	2021	2020	Variance
Net cash provided by operating activities	$1,475	$1,757	$(282)	$2,427	$2,937	$(510)
Net cash used in investing activities	(1,642)	(749)	(893)	(2,055)	(1,356)	(699)
Net cash used in financing activities	215	(1,115)	1,330	(377)	(1,266)	889
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	(1)	(2)	1	(1)	1	(2)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	47	(109)	156	(6)	316	(322)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,047	1,013	34	1,100	588	512
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,094	$904	$190	$1,094	$904	$190

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions and related transaction costs paid in cash, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2021 and 2020, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Net cash provided by operating activities	$1,475	$1,757	$2,427	$2,937
Net cash used in investing activities	(1,642)	(749)	(2,055)	(1,356)
Net cash provided before financing activities	(167)	1,008	372	1,581
Adjustment: Pending acquisition (1)	908	—	908	—
Free cash flow	$741	$1,008	$1,280	$1,581
(1)Relates to an advance to KCS and other transaction costs paid. See Note 3 - Pending KCS acquisition to CN's unaudited Interim Consolidated Financial Statements for additional information.

Operating activities
Net cash provided by operating activities decreased by $282 million in the second quarter of 2021 and $510 million in the first half of 2021 when compared to the same periods in 2020. The decrease in the second quarter was mainly due to unfavorable changes in working capital and higher income tax instalment payments; partly offset by higher earnings excluding non-cash items. The decrease in the first half was mainly due to higher income tax instalment payments and lower earnings excluding non-cash items.

CN | 2021 Quarterly Review – Second Quarter 45

Management's Discussion and Analysis
Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
In November 2019, the OSFI proposed revisions to its Instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide"). In November 2020, the OSFI issued its revised Guide and informed stakeholders that some of the proposed revisions to the Guide affecting solvency valuations have been postponed until further review is conducted. If those proposed revisions were to be adopted as originally issued, they would affect actuarial valuations by reducing the solvency status of the Company’s defined benefit pension plans, and could negatively impact the Company’s pension funding requirements.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2020 indicated a funding excess on a going concern basis of approximately $3.4 billion and a funding excess on a solvency basis of approximately $0.4 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.
Pension contributions for the six months ended June 30, 2021 and 2020 of $84 million and $79 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2021, the Company now expects to make total cash contributions of approximately $140 million for all of its pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2020 Annual Consolidated Financial Statements.

Income tax payments and refunds
Net income tax payments for the six months ended June 30, 2021 were $381 million compared to net income tax refunds of $11 million for the same period in 2020. In 2020, the Company did not make any instalment payments until September as 2019 instalment overpayments were applied to the 2020 year and 2020 instalment payments were deferred in Canada under the various COVID-19 pandemic measures implemented by Canadian authorities. For 2021, the Company's net income tax payments are expected to be approximately $850 million.

Investing activities
Net cash used in investing activities increased by $893 million in the second quarter of 2021 and $699 million in the first half of 2021 when compared to the same periods in 2020, mainly due to the advance to KCS and other transaction costs. The increase in the first half was partly offset by lower property additions.

Property additions
The following table provides the property additions for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Track and roadway	$520	$547	$760	$825
Rolling stock	108	62	183	270
Buildings	11	14	20	19
Information technology	64	67	114	136
Other	26	24	64	67
Property additions	$729	$714	$1,141	$1,317

46 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
2021 Capital expenditure program
For 2021, the Company continues to expect to invest approximately $3.0 billion in its capital program. The Company allocated an additional $0.1 billion in the second quarter for the acquisition of 25 high-horsepower locomotives and reduced the budget by $0.1 billion due to the positive translation impact of a stronger Canadian dollar. Additional details of the Company's 2021 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2020 Annual MD&A.

Financing activities
Net cash used in financing activities decreased by $1,330 million in the second quarter of 2021 and $889 million in the first half of 2021 when compared to the same period in 2020. The decrease in the second quarter was primarily driven by higher net issuance of commercial paper; partly offset by lower net issuance of debt and higher repurchases of common shares. The decrease in the first half was primarily due to lower repayments of commercial paper; partly offset by lower net issuance of debt.

Debt financing activities
Debt financing activities in the first half of 2021 included the following:
•On March 31, 2021, issuance of US$310 million ($389 million) equipment loan under the non-revolving credit facility;
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021; and
•Net issuance of commercial paper of $903 million in the second quarter and $916 million in the first half.

Debt financing activities in the first half of 2020 included the following:
•On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million;
•On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity;
•On February 3, 2020, issuance of US$300 million ($397 million) equipment loan under the non-revolving credit facility;
•Net repayment of commercial paper of $983 million in the second quarter and $679 million in the first half;
•Proceeds from borrowings under the accounts receivable securitization program of $450 million in the first quarter;
•Repayment of borrowings under the accounts receivable securitization program of $450 million in the second quarter and $650 million in the first half;
•Proceeds from borrowings under revolving credit facility agreement of $100 million in the first quarter;
•Repayment of borrowings under revolving credit facility agreement of $100 million in the second quarter; and
•Repayment of finance leases of $19 million in the second quarter and $28 million in the first half.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2020 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. After pausing its share repurchases at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic, the Company resumed its share repurchases in the first quarter of 2021 under the current NCIB. The current NCIB allows the Company to repurchase up to 14.0 million common shares between February 1, 2021 and January 31, 2022. As at June 30, 2021, the Company had repurchased 2.9 million common shares for $414 million under its current NCIB.
The Company repurchased 2.0 million common shares under its previous NCIB effective between February 1, 2020 and January 31, 2021, which allowed for the repurchase of up to 16.0 million common shares.
In connection with the proposal to combine with KCS, the Company suspended share repurchases.
The following table provides the information related to the share repurchases for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2021	2020	2021	2020
Number of common shares repurchased	0.8	—	2.9	3.3
Weighted-average price per share (1)	$143.80	$—	$141.61	$116.97
Amount of repurchase (1)	$123	$—	$414	$379
(1)Includes brokerage fees.

CN | 2021 Quarterly Review – Second Quarter 47

Management's Discussion and Analysis
Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 18 – Share capital to the Company's 2020 Annual Consolidated Financial Statements.

Dividends paid
The Company paid quarterly dividends of $0.615 per share amounting to $436 million and $872 million in the second quarter and first half of 2021, respectively, compared to $408 million and $817 million, respectively, at the quarterly rate of $0.575 per share for the same periods in 2020.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at June 30, 2021:

							2026 & thereafter
In millions	Total	2021	2022	2023	2024	2025
Debt obligations (1)	$13,656	$1,498	$343	$219	$467	$384	$10,745
Interest on debt obligations	9,414	254	494	479	472	458	7,257
Finance lease obligations (2)	64	61	1	—	—	—	2
Operating lease obligations (3)	419	56	87	66	45	38	127
Purchase obligations (4)	1,482	995	297	80	56	53	1
Other long-term liabilities (5)	692	50	63	50	40	45	444
Total contractual obligations	$25,727	$2,914	$1,285	$894	$1,080	$978	$18,576
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations. Excludes any amounts that may be drawn in the future under the Company's available credit facilities.
(2)Includes $1 million of imputed interest.
(3)Includes $70 million related to renewal options reasonably certain to be exercised and $40 million of imputed interest.
(4)Includes fixed and variable commitments for information technology services and licenses, locomotives, wheels, rail, engineering services, railroad cars, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(5)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

48 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2021 and 2020, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2021	2020
Debt		$13,719	$14,162
Adjustments:
Operating lease liabilities, including current portion		379	451
Pension plans in deficiency		545	523
Adjusted debt		$14,643	$15,136
Net income		$4,014	$3,624
Interest expense		559	554
Income tax expense		1,310	1,004
Depreciation and amortization		1,603	1,555
EBITDA		7,486	6,737
Adjustments:
Loss (recovery) on assets held for sale		(137)	486
Other income		(48)	(35)
Other components of net periodic benefit income		(349)	(316)
Operating lease cost		135	156
Adjusted EBITDA		$7,087	$7,028
Adjusted debt-to-adjusted EBITDA multiple (times)		2.07	2.15

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at June 30, 2021, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 14 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at July 20, 2021, the Company had 707.9 million common shares and 4.0 million stock options outstanding.

CN | 2021 Quarterly Review – Second Quarter 49

Management's Discussion and Analysis
Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2020 Annual MD&A.

Derivative financial instruments
As at June 30, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$816 million (US$397 million as at December 31, 2020). For the three and six months ended June 30, 2021, the Company recorded losses of $13 million and $26 million, respectively, related to foreign exchange forward contracts compared to a loss of $60 million and a gain of $66 million, respectively, for the same periods in 2020. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at June 30, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $12 and $11 million, respectively ($nil and $18 million, respectively, as at December 31, 2020).

Fair value of financial instruments
As at June 30, 2021, the Company's debt, excluding finance leases, had a carrying amount of $13,656 million ($12,832 million as at December 31, 2020) and a fair value of $15,470 million ($16,046 million as at December 31, 2020).

Additional information relating to financial instruments is provided in Note 15 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
LIBOR is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans referencing LIBOR totaling approximately US$590 million that would be affected by the provisions of this ASU. The Company also has a revolving credit facility, bridge loan facility and a term loan credit facility that reference LIBOR, see Note 9 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements. The Company had no outstanding borrowing under these credit facilities as at June 30, 2021. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after June 30, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

50 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2020 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first half of 2021, except as disclosed in the section of this MD&A entitled Strategy overview - Assets held for sale.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2020 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Pandemic risk and economic downturn, Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
The following are material changes to the risks described in the Company's 2020 Annual MD&A, as well as an update on the labor workforce and regulatory matters.

Pending KCS acquisition
The closing of the transaction into the voting trust is subject to various closing conditions, including regulatory approvals and KCS stockholder approval as well as other uncertainties, and there can be no assurances as to whether and when it may be completed.
The closing of the transaction into the voting trust is subject to the satisfaction or waiver of a number of conditions specified in the merger agreement, and it is possible that such conditions may prevent, delay or otherwise materially adversely affect the completion of the transaction. These conditions include, among other things: (1) receipt of the KCS stockholder approval; (2) the absence of any injunction or similar order prohibiting the consummation of the transaction or the voting trust transaction; (3) receipt of the STB voting trust approval; (4) approval by COFECE and the IFT of the transactions contemplated by the merger agreement; (5) the CN common shares to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing requirements; (6) the accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the merger agreement; and (7) compliance by each party in all material respects with such party’s obligations under the merger agreement.
The governmental authorities from which authorizations are required have broad discretion in administering the governing laws and regulations, and may take into account various facts and circumstances in their consideration of the transactions contemplated by the merger agreement. These governmental authorities may initiate proceedings or otherwise seek to prevent the transaction. As a condition to authorization of the transactions contemplated by the merger agreement, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of CN’s business after completion of the transaction.
We cannot provide any assurance that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable), and, if all required consents and approvals are obtained and all closing conditions are satisfied (or waived, if applicable), we cannot provide any assurance as to the terms, conditions and timing of such consents and approvals or the timing of the closing of the transaction into the voting trust. Many of the conditions to the closing of the transaction into the voting trust are not within CN’s control, and we cannot predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the transaction

CN | 2021 Quarterly Review – Second Quarter 51

Management's Discussion and Analysis
could cause CN not to realize some or all of the benefits that it expects to achieve if the transaction is successfully completed within the expected timeframe.

In order to close the transaction into the voting trust, CN and KCS must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, completion of the transaction may be delayed, jeopardized or prevented and the anticipated benefits of the transaction could be reduced.
No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to closing the transaction into the voting trust will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of KCS and CN or may impose requirements, limitations or costs or place restrictions on the conduct of KCS’s or CN’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to KCS or CN. Such extended period of time also may increase the chance that other adverse effects with respect to KCS or CN could occur, such as the loss of key personnel. Even if all necessary approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals.

Except in specified circumstances, if the effective time under the merger agreement has not occurred by February 21, 2022, either KCS or CN may choose not to proceed with the transaction.
Either KCS or CN may terminate the merger agreement if the effective time has not occurred by February 21, 2022 (i.e., the end date). However, this right to terminate the merger agreement will not be available to KCS or CN if such party has breached in any material respect its obligations under the merger agreement in any manner that has been the primary cause of the failure to consummate the transaction on or before the end date.

Even following closing into the voting trust, the transaction remains subject to final approval by the STB, and there can be no assurance as to whether and when it may be approved or if such approval will be granted with conditions applicable to the parties; accordingly, CN’s control of KCS may be delayed, jeopardized or prevented entirely and the anticipated benefits of the transaction could be reduced.
CN has submitted a motion to the STB for approval of the voting trust and, should the STB voting trust approval be obtained, CN and KCS intend to execute the voting trust agreement and cause the shares of KCS common stock and KCS preferred stock to be deposited into the voting trust immediately following the consummation of the transaction. The STB then has the authority to impose conditions on its approval of a control transaction to alleviate competitive or other concerns, and, if such conditions are imposed, the anticipated benefits of the transaction might be reduced. To facilitate the STB approval process and to eliminate any purported competitive concerns with the transaction, CN has made a number of commitments, including to divest KCS’s rail line between New Orleans and Baton Rouge, the sole area where a small number of CN and KCS customers would see their railroad options reduced if STB approval is obtained. Nevertheless, there is no assurance that STB final approval will be obtained or obtained on terms acceptable to CN.
In addition, under existing law, railroad competitors of CN and KCS and other interested parties may intervene to oppose the STB application or seek protective conditions in the event approval by the STB is granted, which might delay the approval process or reduce the anticipated benefits of the transaction. Furthermore, if the STB denies approval of the transaction or imposes conditions on its approval in a final order, and CN and KCS decide to appeal such final order from the STB, any such appeal might not be resolved for a substantial period of time after the entry of such order by the STB.
If either (i) the STB final approval has not been obtained by December 31, 2023 or (ii) the STB has, by a final and non-appealable order, refused to provide the STB final approval (which we refer to collectively as an “STB denial”), CN would be required to dispose of its interest in KCS in a manner that is acceptable to the STB. In the case of a divestiture, the market for the trust stock might be limited.

After completion of the transaction, CN may fail to realize projected benefits and cost savings of the transaction, which could adversely affect the value of CN common shares.
CN and KCS have operated and, until the receipt of the STB final approval, will continue to operate, even while the voting trust is in effect, independently. The success of the transaction will depend, in part, on CN’s ability to realize the anticipated benefits and synergies from combining the businesses of KCS and CN following the control date, including operational and other synergies that we believe the combined company will achieve. The anticipated benefits and synergies of the transaction may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that we do not currently foresee. Some of the assumptions that we have made, such as the achievement of synergies, may not be realized. The integration process may, for KCS and CN, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and

52 CN | 2021 Quarterly Review – Second Quarter

Management's Discussion and Analysis
unforeseen expenses associated with the transaction that were not discovered in the course of performing due diligence. Coordinating certain aspects of the operations and personnel of CN with KCS after receipt of STB final approval and the consummation of the transaction will involve complex operational, technological and personnel-related challenges, which may be made more difficult in light of the COVID-19 pandemic. Additionally, the integration will require significant time and focus from management following the combination which may disrupt the business of the combined company.

The announcement and pendency of the transaction could adversely affect each of KCS’s and CN’s business, results of operations and financial condition.
The announcement and pendency of the transaction could cause disruptions in and create uncertainty surrounding KCS’s and CN’s business, including affecting KCS’s and CN’s relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on KCS’s or CN’s business, results of operations and financial condition, regardless of whether the transaction is completed. In particular, KCS and CN could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the transaction. KCS and CN could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. The attention of KCS’s and CN’s respective management may be directed towards the completion of the transaction, including obtaining regulatory approvals and other transaction-related considerations, and may be diverted from the day-to-day business operations of KCS and CN and matters related to the transaction may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to KCS and CN. Additionally, the merger agreement requires each party to obtain the other party’s consent prior to taking certain specified actions while the transaction is pending. These restrictions may prevent CN and KCS from pursuing otherwise attractive business opportunities prior to the consummation of the transaction. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of CN or KCS and the market value of CN common shares or KCS common stock.
If the transaction is not completed, the price of CN common shares may fall to the extent that the current price of CN common shares reflect a market assumption that the transaction will be completed. In addition, the failure to complete the transaction may result in negative publicity or a negative impression of CN in the investment community and may affect CN’s relationship with employees, customers, suppliers and other partners in the business community.

KCS and CN will incur substantial transaction fees and costs in connection with the transaction.
KCS and CN have incurred and expect to incur additional material non-recurring expenses in connection with the transaction and completion of the transactions contemplated by the merger agreement, including costs relating to obtaining required approvals and, in the case of KCS, compensation payments to its executives triggered by the change in control of KCS as a result of the transaction. KCS and CN have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the transaction. Additional significant unanticipated costs may be incurred in the course of coordinating and combining the businesses of KCS and CN after receipt of STB final approval and the completion of the transaction. Even if the transaction is not completed, CN will need to pay certain costs relating to the transaction incurred prior to the date the transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, if the merger agreement is terminated under specified circumstances, CN may be required to pay US$1 billion to KCS, depending on the reason for the termination.

Significant demands will be placed on CN and KCS as a result of the transaction.
As a result of the consummation of the transaction, significant demands will be placed on the managerial, operational and financial personnel and systems of CN and KCS. CN cannot assure the respective CN and KCS systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the combination of the two companies. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the transaction.

Failure by KCS to successfully execute its business strategy and objectives may materially adversely affect the future results of the combined company and, consequently, the market value of CN common shares.
The success of the transaction will depend, in part, on the ability of KCS to successfully execute its business strategy, including making deliveries in a safe and reliable manner, minimizing service interruptions and investing in its infrastructure to maintain its rail system and serve its customer base. These objectives are capital intensive. Furthermore, KCS’s business strategy, operations and plans for growth and expansion rely significantly on agreements with other railroads and third parties, including joint ventures and other strategic alliances, as well as interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable KCS to exchange traffic

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Management's Discussion and Analysis
and utilize trackage that it does not own. KCS’s ability to provide comprehensive rail service to its customers depends in large part upon its ability to maintain these agreements with other railroads and third parties, and upon the performance of the obligations under the agreements by the other railroads and third parties. The termination of, or the failure to renew, these agreements could have a material adverse effect on KCS’s consolidated financial statements and interfere with its business strategy, operations and plans for growth. If KCS is not able to achieve its business strategy, is not able to achieve its business strategy on a timely basis, or otherwise fails to perform in accordance with CN’s expectations, the anticipated benefits of the transaction may not be realized fully or at all, and the transaction may materially adversely affect the results of operations, financial condition and prospects of the combined company and, consequently, the market value of CN common shares.

Resales of CN common shares following the transaction may cause the market value of CN common shares to decline.
Based on the number of shares of KCS common stock, KCS restricted share awards and KCS director deferred stock outstanding as of July 1, 2021, CN expects to issue approximately 102,687,434 CN common shares at the effective time in connection with the transaction. The issuance of these new CN common shares could have the effect of depressing the market value for CN common shares. The increase in the number of CN common shares may lead to sales of such CN common shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, CN common shares.

The market value of CN common shares may decline as a result of the transaction.
The market value of CN common shares may decline as a result of the transaction if, among other things, the combined company is unable to achieve the expected synergies or if the transaction costs related to the transaction are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by the market or if the effect of the transaction on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, some KCS stockholders may decide not to continue to hold the CN common shares they receive as a result of the transaction, and any such sales of CN common shares could have the effect of depressing their market price. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, CN common shares, regardless of CN’s actual operating performance following the completion of the transaction.

KCS and CN may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the transaction from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the transaction, then that injunction may delay or prevent the transaction from being completed.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of CN’s business and KCS’s business following the transaction. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

CN and KCS may have difficulty attracting, motivating and retaining executives and other key employees in light of the transaction.
CN’s success after the transaction will depend in part on the ability of CN to retain key executives and other employees of CN and KCS. Uncertainty about the effect of the transaction on CN and KCS employees may have an adverse effect on each of CN and KCS separately and consequently on the combined company. This uncertainty may impair CN’s and/or KCS’s ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the transaction, as employees of CN and KCS may experience uncertainty about their future roles in the combined company.
Additionally, KCS’s officers and employees may hold shares of KCS voting stock and KCS equity awards, and, if the transaction is completed, these officers and employees may be entitled to the merger consideration, preferred merger consideration or cash equal to the merger consideration value, as applicable, in respect of such shares of KCS voting stock and KCS equity awards. Under agreements between KCS and certain of its key employees, such employees could potentially resign from employment on or after the effective time following specified circumstances constituting good reason or constructive termination (as set forth in the applicable agreement) that could result in severance payments to such employees and accelerated vesting of their remaining unvested KCS equity awards. These payments and accelerated vesting benefits, individually or in the aggregate, could make retention of KCS key employees more difficult.

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Management's Discussion and Analysis
Furthermore, if key employees of CN or KCS depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined company, CN or KCS may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the transaction may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that CN and KCS have been able to attract or retain employees in the past.

If an alternative proposal to acquire KCS is made, consummation of the transaction may be delayed.
If an alternative proposal to acquire KCS is made, the attention of KCS’s and CN’s respective management may be diverted away from the transaction, which may delay or impede consummation of the transaction. Matters related to such alternative proposal, including any potential related litigation, may require commitments of time and resources of both parties and their respective representatives, which could otherwise have been devoted to the transaction.

No assurance can be given that any of the above risks will not materially adversely affect CN’s results of operations or its competitive and financial position.

Labor workforce and negotiations
As at June 30, 2021, CN employed a total of 17,788 employees in Canada, of which 12,565, or 71%, were unionized employees, and 6,588 employees in the U.S., of which 5,478, or 83%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective bargaining agreements which are negotiated from time to time. Disputes relating to the renewal of collective bargaining agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits and related expenses. There can be no assurance that the Company will be able to renew and have its collective bargaining agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Regulation
Economic regulation - U.S.
The Passenger Rail Investment and Improvement Act of 2008 (PRIIA) required Amtrak and the Federal Railroad Administration (FRA) to jointly promulgate the PRIIA performance standards. The prior metrics were vacated and the arbitration provision in the statute was severed by the U.S. Court of Appeals for the District of Columbia. On November 16, 2020, the FRA adopted metrics for measuring performance, which included non-binding dispute resolution for schedules that are disputed. In April 2021, CN provided notice to Amtrak concerning which passenger schedules are ready to be certified and which are to be disputed. As part of PRIIA, U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet the performance standards under PRIIA and the STB is authorized to assess damages against the host railroad.
On December 30, 2020, the STB instituted a rulemaking proceeding to consider a petition by three Class I railroads to change the Board’s procedures for determining annually which Class I railroads are revenue adequate by examining the railroads in comparison to the performance of S&P 500 companies. On February 4, 2021, the Board requested comments on the petition as well as responses to specific questions posed by the Board. The railroads filed their responses to the questions, and comments have been filed. Reply comments were due on July 16, 2021.
On April 6, 2021, the STB adopted final rules requiring Class I railroads to include certain information relating to demurrage invoices.
On April 15, 2021, the Company provided notice to Amtrak that passenger schedules for certain trains hosted by Illinois Central and Grand Trunk Western are disputed. Disputing schedules is the first step of a non-binding dispute resolution process with Amtrak. For the schedules that the Company disputed, the Company proposed schedules for Amtrak’s consideration and offered to continue working with Amtrak. Amtrak has stated that eight schedules are disputed and 18 schedules are certified.
On April 19, 2021, the FRA granted the Company’s request for an extension of the Company’s automated track inspection test program to evaluate the optimal combination of visual and automated track inspections. The Company previously obtained approval from FRA to conduct the test program in April 2020. The test program has been extended to February 19, 2022.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

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Management's Discussion and Analysis
Safety regulation - Canada
On February 22, 2021, the Minister approved revisions to the Rules Respecting Key Trains and Key Routes proposed by the Canadian railway industry in answer to the request to do so issued on April 1, 2020. The speed of key trains carrying dangerous goods is based on cold temperature conditions and depends on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan. The maximum speed also varies based on the type of railway signal and traffic control systems present on the railway networks, which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. In addition, the new rules require railways to have in place a maintenance and inspection plan for permanent rail joints and temporary rail joints. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, the revised rules are expected to allow CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety. The revisions come into force on August 22, 2021.
On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. The revisions must be filed with the Minister by March 10, 2022.
On May 31, 2021, the Minister of Transport approved changes to the Rules Respecting Track Safety which specify safety requirements that railway companies must follow when inspecting and maintaining their railway track infrastructure. As a result of the new changes to the Rules, railway companies will be required to put in place a certification process for employees who inspect tracks and supervise the restoration of tracks to make sure their personnel have the proper knowledge and experience to carry out their safety duties. Railway companies must also establish a process to ensure that track maintenance and repair work meets regulatory requirements and the railway companies’ own standards to improve accountability. Finally, railway companies must develop and implement comprehensive plans to manage rail wear and the condition of the rail surface, that are to be approved by a professional engineer to improve the integrity of railway tracks. These new rules will come into force on February 1, 2022.
On June 19, 2021, Transport Canada published in Part I of the Canada Gazette proposed regulations that will revise the scope of application of the Grade Crossing Regulations by setting requirements for grade crossings according to a risk-based model. Under this model, existing crossings considered to be low risk will be exempted from upgrade requirements. The proposed amendments will also extend the compliance deadline for upgrade requirements (currently November 28, 2021) on the basis of the risk-based model. For crossings considered to be high priority, the deadline is extended by one year (until November 28, 2022), and for all other crossings (i.e. crossings that do not meet the threshold criteria for low-risk or high priority) by three years (until November 28, 2024). After a period of consultation of 30 days, Transport Canada will publish the proposed regulations in Part II of the Canada Gazette and they will come into force on that date.
On July 11, 2021, Transport Canada issued Ministerial Order 21-06 pursuant to the Railway Safety Act (“Order”) in response to wildfires in the context of extreme weather conditions. The Order took effect on July 11, 2021, follows Ministerial Order 21-05 which had ordered both CN and CP to cease operations between Kamloops, BC and Boston Bar, BC (the “Subdivisions”) from July 9, 2021, to July 11, 2021, and sets several requirements for CN and CP while operating on the Subdivisions. From the date of the Order until October 31, 2021, while operating on the Subdivisions, both CN and CP must a) require that the conductor on any train be responsible for spotting for fires, b) ensure increased fire detection patrols (at least 10 every 24 hours on regularly used track), c) remove combustible materials following all vegetation control measures, and d) ensure a 60-minute response time to any fire detected along the right of way. In addition, CN and CP must consult with Indigenous governing bodies located along the Subdivisions in complying with these requirements.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation - U.S.
On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. Written plans must be submitted by August 2021. Rail labor challenged aspects of the FRA rule in the United States Court of Appeals for the DC Circuit, including protection from discovery for information compiled by railroads for purposes of implementing the rule. Oral argument was held on March 9, 2021.
On February 23, 2021, the United States Court of Appeals for the Ninth Circuit vacated an FRA order from May 2019, which had withdrawn an agency proposed rule relating to crew size. On April 9, 2021, the Association of American Railroads sought rehearing from the court. On May 6, 2021, the Ninth Circuit denied the petition for rehearing. In a separate matter, a federal court in Illinois previously concluded that the Illinois crew size statute was preempted under the FRA’s May 2019 order, and the Illinois Commerce Commission appealed that decision to the United States Court of Appeals for the Seventh Circuit. That appeal was stayed pending resolution of the Ninth Circuit case. On July 2, 2021, the United

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Management's Discussion and Analysis
States Court of Appeals for the Seventh Circuit remanded the case to the district court so that the district court will vacate its prior decision based on the FRA’s May 2019 order and decide AAR’s other preemption arguments. Supplemental briefs on the remaining issues are due in July and August 2021. Other states may enact new crew-size legislation.
On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations. On June 10, 2021, FRA issued a Statement of Enforcement Discretion Regarding FRA’s Emergency Order Requiring Face Mask Use in Railroad Operations that is focused on passenger transportation and will exercise enforcement discretion while outdoors on a transportation conveyance or while outdoors at transportation hubs. FRA has not updated its views on masks in the freight transportation context.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2021, have concluded that the Company's disclosure controls and procedures were effective.
During the second quarter ended June 30, 2021, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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